POWUR, PBC TERM SHEET
SUMMARY OF THE OFFERING

April 21, 2017

This Term Sheet summarizes the investment details for an offering (the "Offering") by Powur, PBC a Delaware public benefit corporation.

1. **The Issuer**: Powur, PBC, is a Delaware public benefit corporation (the "Company").

2. **The Offering**: All Shares will be offered to investors (each an "Investor" and collectively the "Investors") on a "Best Efforts" basis by the Company, subject to the Company's right to reject any subscription in whole or part, in its sole discretion. There is no requirement that a minimum number of shares must be sold for the Offering to proceed and the Company will use Offering proceeds as they are received. The funds are not returnable once they have been received by the Company.

    All investors investing $25,000 or more shall be issued shares of Series 4 Preferred Stock on the following terms:

Securities Offered:	Series 4 Preferred Stock
Price per Share:	$0.346 per share

    Additionally, each accredited investor which invests $25,000 or more on or before April 23, 2017 shall receive additional shares of Series 4 Preferred Stock in an amount equal to 10% of the amount of Series 4 Preferred shares purchased by such investor.

    All investors investing less than $25,000 shall be issued shares of Class B Common Stock on the following terms:

Securities Offered:	Class B Common Stock
Price per Share:	$0.346 per share

    The total number of shares of Series 4 Preferred Stock and Class B Common Stock to be offered is 2,890,174 for a total Offering amount of $1,000,000. The number of Shares of Series 4 Preferred Stock and Class B Common Stock to be issued within the total number of 2,890,174 shares will depend on the number of investors in the Offering who invest $25,000 or more and the number of investors in the Offering who invest less than $25,000. The Company reserves the right to discontinue the Offering at any time in its sole discretion.

3. **Risk Factors**: An investment in the Company involves a high degree of risk. See: "Risk Factors" attached to the Subscription Agreement.

4. **Description of Business**: The Company operates as a direct selling company and offers alternative energy products such as residential solar panel products to consumers and other through its licensed distributors. See: the Company's "Business Plan" attached for additional

details regarding the Company's business and its pro forma financial projections.

5. **Use of Funds**: The funds raised from the investment in the Company will be used according for particular categories of expenditure. See: "Use of Funds" section in the Business Plan.

6. **Capitalization**: The Company's current fully diluted capitalization, as adjusted to reflect the sale of all shares of Series 4 Preferred Stock and Class B Common Stock proposed to be offered in this financing (assuming an equal sale of the number of shares of Class B Common Stock and Series 4 Preferred Stock—the actual number of shares of each of the Class B Common Stock and Series 4 Preferred Stock issued in the Offering may be different):

Class	Total Shares	Fully Diluted %
Common		
Class A Common	8,500,000	42.6%
Class B Common (currently outstanding)	205,184	1%
Class B Common (to be issued in this Offering)	1,445,087	7.2%
Preferred		
Series 1 Preferred	375,000	1.9%
Series 2 Preferred	1,379,770	6.9%
Series 3 Preferred	3,203,834	16.1%
Series 4 Preferred	1,445,087	7.2%
Equity Incentive Plan	3,394,816	17.1%
TOTAL	**19,948,777**	**100%**

7. **Description of Securities**:

   a. <u>Stock Classes</u>: The Series 4 Preferred Stock provides the Investor a 5% preferred return and preference in the event of liquidation as described below. The shares of Class A Common Stock and Class B Common Stock have identical voting rights and all other rights, privileges, and/or preferences; provided, however, as further described in the Subscription Agreement, each investor in the Offering receiving shares of Class B Common Stock shall provide a proxy the Company's Chief Executive Officer to vote the shares of Class B Common Stock. There is a Series 1, Series 2 and Series 3 Preferred Stock. The following documents set forth a complete description of the Company's securities, a copy which shall be provided to you upon your request: the Company's (i) Amended and Restated Certificate of Incorporation; (ii) Amended and Restated Certificate of Designations, Preferences and Rights of Class A Common Stock, Class B Common Stock, Series 1 Preferred Stock and Series 2 Preferred Stock; (iii) Amended and Restated

Certificate of Designations, Preferences and Rights of Series 3 Preferred Stock; and (iv) Certificate of Designations, Preferences and Rights of Series 4 Preferred Stock.

b. <u>Preferences to Preferred Stockholders</u>: Holders of Series 4 Preferred Stock receive the following preferences:

1) An annual five percent (5%) preferred and cumulative dividend which shall commence accruing on the date of issuance of the Series 4 Preferred Stock and shall continue for a period of 5 years thereafter, and which will be paid when declared by the Board of Directors in priority to the payment of any dividends to the common stock, but after payment of any accrued and unpaid dividends to the Series 1, Series 2 and Series 3 Preferred Stockholders; and

2) In the event of liquidation a preferred payment will be paid to each Investor in an amount equal to Investor's original investment, plus any accrued and unpaid dividends.

c. <u>Conversion of Series 4 Preferred Stock</u>. The holders of Series 4 Preferred Stock shall have conversion rights as follows (all capitalized terms not otherwise defined herein shall have the meanings given to them in the Certificate of Designations, Preferences and Rights of Series 4 Preferred Stock):

1) <u>Conversion Ratio.</u> Each share of Series 4 Preferred Stock shall be convertible into such number of fully-paid and non-assessable shares of Class B Common Stock as is determined by dividing the *Original Series 4 Issue Price*" by the Series 4 Conversion Price in effect at the time of conversion. The *Series 4 Conversion Price* shall initially be the Original Series 4 Issue Price.

2) <u>Voluntary Conversion</u>. Each holder of shares of Series 4 Preferred Stock may convert such shares into shares of Class B Common Stock at the election of the holder at any time after their issuance.

3) <u>Automatic Conversion</u>. Each share of Series 4 Preferred Stock shall automatically be converted into a share of Class B Common Stock, at the Series 4 Conversion Price then in effect, upon the closing of a public offering by the Company resulting in gross proceeds to the Company of at least $25,000,000.

8. **Voting Rights**: Common Stock and Preferred Stock vote together and not as separate classes (except for the consent rights of the Preferred Stock as set forth in the Amended and Restated Certificate of Designations). The Subscription Agreement provides that each investor in the Offering receiving shares of Class B Common Stock shall provide a proxy the Company's Chief Executive Officer to vote the shares of Class B Common Stock. See the Company's Stockholder's Agreement and the Subscription Agreement regarding other terms and provisions regarding restrictions on stock and voting rights.

9. **Investors**: The securities of the Company described herein are being offered pursuant to the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act of 1933, as amended.

10. **Plan of Distributions**: Distributions are payable when declared by the Board of Directors. The holders of the Series 1, Series 2, Series 3 and Series 4 Preferred Stock shall receive an annual 5% cumulative dividend for a period of five years. In the event of any liquidation or winding up or Deemed Liquidation of the Company, (i) the holders of all Series 1 Preferred Stock shall have a liquidation preference over the holders of Series 2 Preferred Stock, Series 3 Preferred Stock and Common Stock; (ii) the holders of all Series 2 Preferred Stock shall have a liquidation preference over the holders of Series 3 Preferred Stock, Series 4 Preferred Stock and Common Stock; (iii) the holders of all Series 3 Preferred Stock shall have a liquidation preference over the holders of Series 4 Preferred Stock and Common Stock; and (iv) the holders of all Series 4 Preferred Stock shall have a liquidation preference over the holders of Common Stock i; and (iv) after payment in full of the liquidation preference to the holders of Series 1, 2, 3 and 4 Preferred Stock, the holders of Series 1, 2, 3 and 4 Preferred Stock and Common Stock shall collectively receive all remaining corporation assets legally available for distribution on a pro-rata, as converted basis. A consolidation, merger, acquisition, sale of voting control or sale of all or substantially all of the assets of the Company in which the Stockholders of the Company do not own a majority of the outstanding shares of Stock of the surviving entity shall be deemed to be a liquidation or winding up for purposes of the this understanding (a "Deemed Liquidation"). The applicable Amended and Restated Certificate of Designations and Certificate of Designations referenced above in Paragraph 7a. contain the complete descriptions of the dividend and liquidation preferences of the preferred stock.

11. **Management**: The Company is managed by the Company's Officers and the Board of Directors. The Board of Directors is comprised of Jonathan Budd (our CEO), and three 3) other members. Our Bylaws state that the Board shall consist of no less than two (2) and no more than seven (7) Directors.

12. **Closing**: Once the Company has received an executed subscription and shareholder's agreement and funds from an investor, the investors subscribing at that time will be accepted and the proceeds will be available for use by the Company. The Company may continue to offer the Stock for sale until all the Series 4 Preferred Stock and Class B Common Stock in the Offering is sold, or may discontinue the offering at any time.

13. **Information Rights.** The Subscription Agreement shall provide that for so long as the Investor owns any Series 4 Preferred Stock of the Company, at least once every calendar quarter the Company shall provide Investor an e-mail update regarding the status of the Company and its business. The Company may elect to include (unaudited) financial statements with the update, and if such financial statements are not included, Investor may request and receive (unaudited) financial statements from the Company at least once a quarter. The Company's files and records will be open and available for inspection and review by Investor during normal business hours and upon reasonable advance notice (and upon Investor's execution of a non-disclosure agreement for the review of any confidential information).

14. **How to Invest**: Investors must deliver to the Company:

    a. A completed and executed "Joinder Agreement Signature Page to Investor Documents of Powur, PBC", incorporating the following investor documents: "Term Sheet/Summary of

Offering," "Subscription Agreement," "Powur, PBC Stockholders Agreement", and "Statement of Risk Factors";

b. Any documentation needed to establish status as an accredited investor, which may include financial statements or other information;

c. A check or wire transfer for the amount of the subscription made payable to "Powur, PBC"; and

d. All subscriptions for Stock are subject to acceptance by the Company, which may reject or reduce a subscription for any reason.